Exhibit 1.1

WELIVV dba MORO, INC.

Financial Statements

For the Year Ended December 31, 2021

AUDITED

(Expressed in US Dollars $)

i

INDEPENDENT ACCOUNTANT’S Audit REPORT

To the Board of Directors
WeLIVV, Inc.

New York

Opinion

We have audited the financial statements of WeLIVV, Inc., which comprise the balance sheets as of December 31, 2021, and the related statements of income, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of WeLIVV, Inc., as of December 31, 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of WeLIVV, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about WeLIVV, Inc.’s ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2020.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of WeLIVV, Inc.’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about WeLIVV, Inc.’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 14, certain conditions indicate that the Company may be unable to continue as a going concern.  The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

March 24, 2023

Los Angeles, California

WeLIVV INC.

Balance Sheet

As of December 31,	2021	December 31, 2020

ASSETS

Current assets
Cash and cash equivalents	$68,311	$392,143
Accounts receivable, net	-	-
Vendor deposits	225,694	-
Total current assets	294,005	392,143

TOTAL ASSETS	$294,005	$392,143

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Accounts payable	$62,997	$5,225
Accrued liabilities	129,380	-
Deferred revenue	317,600	59,973
Accrued interest	329,993	210,444
Due to related parties	5,635	122,425
Notes payable, current	80,000	-
Convertible notes, current	887,500	-

Total current liabilities	1,813,105	398,067

Future equity obligations	1,812,384	1,070,000
Paycheck protection plan loan, net of current maturities	492,329	263,997
Convertible notes, net of current maturities	-	675,000
Economic injury disaster loan	131,300	131,300
Total liabilibites	4,249,118	2,538,364

Stockholders’ deficit
Series A preferred stock	-	-
Undesignated preferred stock	-	-
Class A common stock	527	503
Class B common stock	-	-
CF shadow series common stock	-	-
Undesignated common stock	-	-
Additional paid-in capital	5,005	-
Subscription receivable	(738)	(503)
Equity issuance costs	(17,292)	-
Accumulated deficit	(3,942,615)	(2,146,221)

Total stockholders’ deficit	(3,955,113)	(2,146,221)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$294,005	$392,143

See accompanying notes to the financial statements

WeLIVV Inc.

Statements of Operations

For the year ended December 31,	2021

Revenues, net	$828,843
Cost of revenues	427,194
Gross Profit (loss)	401,649

Operating cost and expenses:
Advertising and marketing	484,459
General and administrative	851,641
Total operating expenses	1,336,100

Net income (loss) from operations	(934,451)

Other income (expense):
Interest expense	(119,559)
Change in fair value of future equity obligations	(742,384)
Total other income (expense)	(861,943)

Net income before provision for income franchise tax expense	(1,796,394)

Provision for income and franchise taxes	-
Net loss	$(1,796,394)

Weighted average common shares outstanding - basic and diluted	5,262,918
Net loss per common share - basic and diluted	-34%

See accompanying notes to the financial statements

WeLIVV INC.

Statements of Changes in Stockholders’ Equity

	Class A Voting		Additional		Equity		Total
	Common Stock		Paid-in	Subscription	Issuance	Accumulated	Shareholders’
	Shares	Amount	Capital	Receivable	Costs	Deficit	Deficit

Balance as of December 31, 2020	5,027,918	$503	$-	$(503)	$-	$(2,146,221)	$(2,146,221)
Issuance of common stock	-	-	-	-	(17,292)	-	(17,292)
Stock option compensation	235,000	24	5,005	(235)	-	-	4,794
Net loss	-	-	-	-	-	(1,796,394)	(1,796,394)
Balance as of December 31, 2021	5,262,918	$527	$5,005	$(738)	$(17,292)	$(3,942,615)	$(3,955,113)

See accompanying notes to the financial statements

WeLIVV INC.

Statements of Cash Flows

For the year ended December 31,	2021
Net loss	$(1,796,394)
Adjustment to reconcile net income to net cash used in operating activities:
Change in fair value of future equity obligations	742,384
Stock-based compensation	4,794
Adjustments to accumulated deficit (increase) decrease in assets:
Vendor deposits	(225,694)
Prepaid and other current assets	-
Adjustments to accumulated deficit increase (decrease) in liabilities:
Accounts payable	57,772
Accrued liabilities	129,380
Accrued interest	119,549
Deferred revenue	257,627
Due to related parties	(116,790)
Net cash used in operating activities	$(827,372)

Cash flows from financing activities
Issuance of convertible notes	212,500
Issuance of notes payable	80,000
Equity issuance costs	(17,292)
Proceeds from paycheck protection program loan	228,332
Net cash provided by financing activities	503,540

Net increase (decrease) in cash and cash equivalents	(323,832)
Cash and cash equivalents, beginning of period	392,143
Cash and cash equivalents, end of period	$68,311

Supplimental cash flow information
Cash paid for interest epxense	$-
Cash paid for taxes	$-

Non-cash investing and financing activities
Subscription receivable for sale of common stock	$24

See accompanying notes to the financial statements

WeLIVV INC.

Notes to Financial Statements

For Year Ended to December 31, 2021

1.	NATURE OF OPERATIONS

WeLivv Inc. dba Moro was incorporated in the State of Delaware on April 15, 2016 (“Inception”). The financial statements of WeLivv Inc. (which may e referred to as the “Company, “we”, “us”, or “our”) are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s headquarters are located in the state of New York and began operations in 2016.

The Company operates an online home furnishings marketplace to connect designers, product creators and consumers.

2.	summary of SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“US GAAP”). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company’s cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Inventories

All inventory is drop-shipped from the supplier after the customer has made a purchase through the Company’s online platforms. As such the company does not maintain any inventory of its own.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings. Depreciation is recorded using the straight-line method, based on useful lives of the assets. Depreciation expense as of December 31, 2021, and 2020, is $0, respectively. All fixed assets are fully depreciated.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment as of December 31, 2021, and 2020.

WeLIVV INC.

Notes to Financial Statements

For Year Ended to December 31, 2021

Leases

As a result of the COVID-19 pandemic, the company vacated its office in May 2020 and currently conducts all business virtually. However, the Company is a party to a lease agreement for premises used by Andrew Christodoulides. The Company evaluates future lease agreements entered into to determine its appropriate classification as an operating or capital lease for financial reporting purposes. Any lease that does not meet the criteria for a capital lease is accounted for as an operating lease. The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair market value of the related assets. Assets under capital leases are amortized using the straight-line method over the lease term. Amortization of assets under capital leases is included in depreciation expense.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Future equity obligations

The Company has issued Simple Agreements for Future Equity (“SAFEs”) in exchange for cash financing. These funds have been classified as long-term liabilities. (See Notes 5 and 6).

The Company has accounted for its SAFE investments as liability derivatives under the FASB’s ASC section 815-40 and ASC section 815-10. If any changes in the fair value of the SAFEs occur, the Company will record such changes through earnings, under the guidance prescribed by ASC 825-10.

Net loss per share

Net earnings or loss per share is computed by dividing net income or loss by the weighted- average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2021, diluted net loss per share is the same as basic net loss per share. As of December 31, 2021, potentially dilutive securities included the Company’s outstanding stock options (see Note 8). As of December 31, 2021, there were an indeterminable number of shares that were potentially dilutive based on the Company’s outstanding future equity obligations (see Note 6).

WeLIVV INC.

Notes to Financial Statements

For Year Ended to December 31, 2021

Income Taxes

WeLivv Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements:

1)	Identify the contract with a customer

2)	Identify the performance obligations in the contract

3)	Determine the transaction price

4)	Allocate the transaction price to performance obligations in the contract; and

5)	Recognize revenue as the performance obligation is satisfied.

The Company generates revenue and profit margin through an online home furnishings marketplace to connect designers, product creators and consumers, and drop-ships purchases to the customers.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, amounted to $484,459, which is included in sales and marketing expenses.

WeLIVV INC.

Notes to Financial Statements

For Year Ended to December 31, 2021

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation- Stock Compensation. The Company measures all stock-based awards granted to employees, directors and non-employee consultants based on the fair value on the date of the grant and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. For awards with service-based vesting conditions, the Company records the expense using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statements of operations in the same manner in which the award recipient’s costs are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black- Scholes option-pricing model. The Company is a private company and lacks company- specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so in the future. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Fair Value of Financial Instruments

The carrying value of the Company’s financial instruments included in current assets, and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company’s assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization.  This widespread disease impacted the Company’s business operations, including its employees, customers, vendors, and communities.  The COVID-19 pandemic may continue to impact the Company’s business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time.  The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals’ actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability.  These factors may adversely impact consumer and business spending on products as well as customers’ ability to pay for products and services on an ongoing basis.  This uncertainty also affects management’s accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

WeLIVV INC.

Notes to Financial Statements

For Year Ended to December 31, 2021

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 24, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as “lessees”, to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard is effective for fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.	DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts payable consist primarily of trade payables.

Other current liabilities consist of the following items:

As of December 31,	2021
Accrued expenses	$21,311
Credit cards	86,302
Payroll liabilities	21,767
Total accrued liabilities	$129,380

4.	PROPERTY AND EQUIPMENT

As of December 31, 2021, property and equipment consists of:

As of December 31,	2021
Computers	7,167.00
Furniture and fixtures	1,916.00
Total cost	9,083.00
Accumulated depreciation	(9,083.00)
Property and equipment, net	-

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021, were in the amount of $0.

WeLIVV INC.

Notes to Financial Statements

For Year Ended to December 31, 2021

5.	Fair Value Measurements

The Company’s financial assets and liabilities subject to fair value measurements on a recurring basis and the level of inputs used for such measurements were as follows:

Fair Value Measurements
Liabilities	As of December 31, 2021 Using:
	Level 1	Level 2	Level 3

Future equity obligations	$-	$-	$1,812,384

The Company measures the future equity obligations at fair value based on significant inputs not observable in the market, which causes it to be classified as a Level 3 measurement within the fair value hierarchy. The valuation of the future equity obligations uses assumptions and estimates the Company believes would be made by a market participant in making the same valuation. The Company assess these assumptions and estimates on an on-going basis as additional data impacting the assumptions and estimates are obtained. Changes in the fair value of the future equity obligations related to updated assumptions and estimates are recognized within the statements of operations.

The future equity obligations may change significantly as additional data is obtained, impacting the Company’s assumptions regarding probabilities of outcomes used to estimate the fair value of the liability. In evaluating this information, considerable judgment is required to interpret the data used to develop the assumptions and estimates. The estimates of fair value may not be indicative of the amounts that could be realized in a current market exchange. Accordingly, the use of different market assumptions and/or different valuation techniques may have a material effect on the estimated fair value amounts, and such changes could materially impact the Company’s results of operations in future periods.

The Company utilized a probability-weighted average approach based on the estimated market value of the underlying securities and the potential settlement outcomes of the future equity obligations, including a liquidity event or future equity financing as well as other settlement alternatives. Both the market value of the underlying securities and the probability of the settlement outcomes include unobservable Level 3 inputs.

The following table presents changes in Level 3 liabilities measured at fair value for the years ended December 31, 2021:

Future Equity
Obligations
Balance, December 31, 2020	1,070,000
Change in fair value	742,384
Balance, December 31, 2021	$1,812,384

During the year ended December 31, 2021, the changes in the fair value resulted from an adjustment to these valuations and estimates made to the probability of the various outcomes.

WeLIVV INC.

Notes to Financial Statements

For Year Ended to December 31, 2021

6.	Future equity obigations

In July 2019 the Company initiated a Regulation Crowdfunding (“Regulation CF”) offering of Crowdfunding Simple Agreement for Future Equity (“Crowd SAFE”) securities. Each Crowd SAFE agreement, which provides the right of the investors to future equity in the Company, are subject to a valuation cap of $20,000,000.

If there is an equity financing of at least $1,000,000 in gross proceeds before the instrument expires or is terminated, the Company may either continue the term of the Crowd SAFE without conversion, or issue to the investor a number of units of the CF Shadow Series, as applicable, sold in the equity financing. The CF Shadow Series represent the same type of equity interests sold (preferred or common securities) in the equity financing, however members in the Shadow Series shall have no voting rights. The number of units of the CF Shadow Series equal the purchase amount divided by the Conversion Price. The Conversion Price is equivalent to a) the SAFE Price, defined as the valuation cap divided by the number of dilutive units outstanding, or b) the Discount Price, which is the price per unit of the equity interests sold with a discount rate of 24%, whichever calculation results in a greater number of equity interests. If the Company continues the term of the Crowd SAFE after the initial equity financing, and another equity financing occurs before the termination of the instrument, the Company may further continue the term of the Crowd SAFE or may issue the investor a number of units of the CF Shadow Series equal to the purchase amount by the first equity financing price.

If there is a liquidation event before the expiration or termination of the SAFE agreement, the investor will at its option either a) receive a cash payment equal to the purchase amount or b) automatically receive from the Company a number of shares of units equal to the purchase amount divided by the Liquidity Price ($20,000,000 valuation cap dividend by the number of dilutive units outstanding), if the investor fails to select the cash option. Thereafter the SAFE agreement will terminate. In connection with a cash payment through a liquidity event, if there are not enough funds to pay the investors of the SAFE agreements in full, funds will be distributed pro-rata based on the purchase amounts.

7.	CAPITALIZATION and equity transactions

As of December 31, 2021, the Company was authorized to issue 11,000,000 shares of stock, which consisted of 10,000,000 shares of par value $0.0001 Common Stock and 1,000,000 shares of par value $0.0001 Preferred Stock.

On April 20, 2022, the Company amended and restated their certificate of incorporation with the effect being an increase in the number of authorized shares from 11,000,000 to 15,000,000, consisting of 10,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock. There was no change to the par value of the stock. The amended certificate of incorporation also created various designations of stock as described below. All share and per share amounts in the financial statements have been retroactively restated to reflect these changes.

Preferred stock

The Company designated its preferred stock as 171,068 shares of Series A Preferred Stock, with 4,828,932 shares of preferred stock undesignated. As of December 31, 2021, and 2020, no shares of Preferred Stock have been issued.

WeLIVV INC.

Notes to Financial Statements

For Year Ended to December 31, 2021

Common stock

The Company designated its Common Stock as 8,000,000 shares of Class A Voting Common Stock, 1,270,410 shares of Class B Non-Voting Common Stock, and 285,271 shares of CF Shadow Series stock, with 285,271 shares of common stock undesignated. As of December 31, 2021, 5,262,918 shares of Class A Voting Common Stock have been issued and are outstanding. No shares of Class B Non-Voting or CF Shadow Series stock have been issued.

Voting

The holders of the Class A Voting Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. The holders of the Class B Non-Voting common stock do not have any voting rights, except as otherwise required by the Delaware General Corporation Law. The holders of the Series A preferred stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders, except that they are not entitled to vote for the directors of the corporation.

Regulation A offering

In November 2021, the Company initiated a Regulation A crowd-funding securities offering. The Company is offering a maximum of 1,127,819 shares of its Class B Non-Voting Common Stock at a price of $6.65 per share for aggregate maximum gross proceeds of $7,500,000 (the “Offering”).

There is no minimum number of shares that must be sold to close the Offering. The minimum initial investment amount per subscriber is $266. The Offering will be conducted on a “best-efforts” basis pursuant to Regulation A of Section 3(b) of the Securities Act of 1933, as amended, or the Securities Act, for Tier 2 offerings directly by the Company and on the Republic platform pursuant to an agreement entered into with Open Deal Broker LLC (“ODB”), an SEC registered broker-dealer that is a member of the Financial Industry Regulatory Authority (“FINRA”) and the Securities Investor Protection Corporation (“SIPC”).

In consideration for ODB’s services, ODB will receive in cash (i) for the dollar value of securities sold to investors pursuant to this Offering up to but not in excess of $2,000,000, a 6% commission on the dollar value of the securities issued to investors in this Offering; (ii) for the dollar value of securities sold to investors pursuant to this Offering in excess of $2,000,000 but not greater than $5,000,000, a 4% commission on the dollar value of the securities issued to investors in this Offering; and (iii) for the dollar value of securities sold to investors pursuant to this Offering in excess of $5,000,000; a 2% commission on the dollar value of the securities issued to investors in this Offering.

Excepted from the cash commission calculation are those securities sold to any investor which the company has pre-identified to ODB and invests $25,000 or more in the Offering (“Excepted Investors”). Additionally, ODB will receive in securities of the same type as we are issuing in this Offering, (i) for the dollar value of securities sold to investors pursuant to this Offering up to but not in excess of $5,000,000, a 2% securities commission; and (ii) for the dollar value of securities sold to investors pursuant to this Offering in excess of $5,000,000; a 1% securities commission.

8.	2017 Equity incentive plan

On October 4, 2017, the Company adopted the Company’s 2017 Stock Plan (the “2017 Plan”). The 2017 Plan is intended to promote the interests of the Company, by providing eligible persons in the Company’s employ or service with the opportunity to acquire a proprietary interest, or otherwise increase their proprietary interest, in the Company as an incentive for them to continue in such employ or service. The Company reserved 555,556 shares of common stock issuable upon the grant of awards.

WeLIVV INC.

Notes to Financial Statements

For Year Ended to December 31, 2021

On the March 31, 2021, under the 2017 Plan, the Company issued options to an employee to purchase an aggregate of 3,076 shares of Class A voting common stock at an exercise price of $3.80. The exercise price for each option awards reflects the fair market value of the outstanding stock on the date of grant as determined by the board of directors. Shares purchased upon exercise of these options are subject to certain restrictions including a right of first refusal in the Company’s favor. The options vest quarterly through March 30, 2023, and have an expiration date of March 31, 2031.

A summary of information related to stock options for the years ended December 31, 2021, is as follows:

	Options	Weighted Average Exercise Price	Intrinsic Value
Outstanding, December 31, 2020	-	$-	$-
Granted	3,076	3.80	8,767
Exercised	-	-
Forfeited	-	-
Outstanding, December 31, 2021	3,076	$3.80	$8,767

Weighted average grant date fair value of options granted during the year	$2.05
Weighted average durations (years) to expiration of outstanding options	9.24

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted as of December 31, 2021:

Risk-free interest rate	0.89%
Expected term (in years)	5.27
Expected volatility	63%
Expected dividend yield	0%

The total grant-date fair value of the options granted during the year ended December 31, 2021, was $6,318. Stock-based compensation expense of $4,795 was recognized for the year ended December 31, 2021. Total unrecognized compensation cost related to non- vested stock option awards amounted to $1,523 as of December 31, 2021, which will be recognized over a weighted average period of one year from the grant date. The stock-based compensation was classified as general and administrative expense in the statements of operations.

9.	DEBT

	Origination date	Interest Rate	Maturity Date	Accrued interest	Interest Expense	Current portion	Non-current portion	Total
PPP Loan #1	April 2020	1%	March 2025	$4,405	$4,405		$263,997	$263,997
PPP Loan #1	February 2021	1%	January 2026	2,017	2,017		228,332	228,332
EIDL Loan #1	July 2020	3.75%	June 2050	2,804	2,804		49,900	49,900
EIDL Loan #1	December 2020	3.75%	Novmeber 2050	3,236	3,236		81,400	81,400
Convertible Notes	2017 - 2021	12.00%	Triggering Event	305,783	95,349	887,500	-	887,500
Claudine Morgan	August 2021	2.75%	On demand	11,748	11,748	80,000	-	80,000
Total				$329,993	$119,559	$967,500	$623,629	$1,591,129

WeLIVV INC.

Notes to Financial Statements

For Year Ended to December 31, 2021

Payroll Protection Program Loans

In April 2020, the Company entered into a Paycheck Protection Program (“PPP”) loan for $263,997, with an interest rate of 1% and a maturity date in April 2022. This loan is not secured. The balance of this loan was $263,997 as of December 31, 2021.

In February 2021, the Company entered into a second PPP loan for $228,332, with an interest rate of 1% and maturity date in April 2026. This loan is not secured. The balance of this loan was $228,332 as of December 31, 2021.

Economic injury and disaster loans

In April 2020, the Company received an advance for $10,000, under the Economic Injury and Disaster Loan (“EIDL”).

In July 2020 and December 2020, the Company entered into EIDLs for $39,900 and $81,400, respectively, with an interest rate of 3.75% and a maturity date in July and December 2050, respectively. These loans are secured by all tangible and intangible personal property of the Company. The total amount outstanding on all EIDLs was $131,300 as of December 31, 2021.

Convertible Notes

As of December 31, 2021, the Company has issued a total of $887,500 of 12% unsecured convertible notes (the “Notes”) due twenty-four months after initial issuance (“Maturity Date”). The Notes are unsecured. The Notes are due on the Maturity Date with accrued interest if the Notes do not convert prior to the maturity date.

The Notes are automatically convertible into Common Stock on the completion of an equity offering of $1,000,000 or more (“Qualified Financing”). For Notes totaling $312,500 the conversion price is the lesser of 76% of the price per share of stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre- money valuation of $20,000,000 divided by the aggregate number of shares of the Company’s Common Stock outstanding immediately prior to the initial closing of a Qualified Financing of at least 1,000,000 assuming full conversion or exercise of outstanding stock options and Notes. For the remaining Notes totaling $325,000, the conversion price is 76% of the price per share of stock received by the Company in a Qualified Financing. As the conversion and the resulting effect of the discount on the price per share is not calculable until a Qualified Financing event occurs, there is currently no amount recorded related to the discount.

Future Maturities of Debt
Year	Amount
2022	$1,018,735
2023	98,145
2024	106,004
2025	107,319
2026	138,665
Thereafter	122,262
$1,591,129

WeLIVV INC.

Notes to Financial Statements

For Year Ended to December 31, 2021

10.	Income Taxes

The provision for income taxes for the year ended December 31, 2021, consists of the following:

As of December 31,	2021
Provision for income taxes	$494,008
Valuation allowance	(494,008)
Net provision for income tax	-

Significant components of the Company’s deferred tax assets and liabilities on December 31, 2021, are as follows:

As of December 31,	2021
Net operating loss	$3,942,615
Valuation allowance	(3,942,615)
Net deferred tax asset	$-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss (“NOL”) carryforwards of $3,961,185, and the Company had state net operating loss (“NOL”) carryforwards of approximately $3,961,185. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company’s ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

11.	Related Party

The Company has received advances from the founder and majority stockholder since inception. As of December 31, 2021, the balance of the advances owed to the founder was $5,635. These advances have no interest rate or specified maturity date.

In 2021, the Company received an advance from a related party in the amount of $80,000, due in one year, bearing interest at 2.75%. As of December 31, 2021, the amount outstanding is $80,000 and is classified together with the amounts above due to the founder in due to related parties in the balance sheets. Accrued interest as of December 31, 2021, related to this advance was $11,748.

WeLIVV INC.

Notes to Financial Statements

For Year Ended to December 31, 2021

12.	Commitments and Contingencies

Operating Leases

The Company leases premises used by Andrew Christodoulides. Rent expenses related to this lease for the years ended December 31, 2021, were $77,000.

The Company also leased two automobiles. One leased vehicle was returned to the dealership with no monies owed and the second was transferred to another unrelated party with no additional monies owed.

Contingencies

The Company’s operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, the company was not aware of any pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company’s operations.

13.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through March 24, 2023, which is the date the financial statements were available to be issued.

As of March 24, 2023, the Company has raised gross proceeds of $1,861,552 before fees of $36,501 from the Reg A capital fund raising.

In June 2022, convertible notes totaling $912,500, along with total accrued interest of $364,784 were converted to stock in accordance with the convertible note agreements.

In June 2022, the Company returned a leased vehicle to the dealership with no additional monies due.

In June 2022, the Company transferred the lease for a vehicle to an independent owner with no additional liability due from the Company.

In November 2022, the Company commenced a bridge financing whereby it issued Class B Non-Voting common stock. For each share issued, the Company intends to grant each investor a warrant to purchase one share of Class B Non-Voting common stock at an exercise price of $6.00 per share. As of December 31, 2022, the Company had raised $125,000.

14.	GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $1,817,134, an operating cash flow loss of $827,372, and liquid assets in cash of $294,005, which less than a year’s worth of cash reserves as of December 31, 2021. These factors normally raise doubt about the Company’s ability to continue as a going concern.

The Company’s ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.